Filed pursuant to

Rule 424(b)(3)

333-192929

METROPOLITAN LIFE INSURANCE COMPANY

REGISTERED FIXED ACCOUNT OPTION

SUPPLEMENT DATED MAY 1, 2016

REGISTERED FIXED ACCOUNT OPTION

PROSPECTUS DATED DECEMBER 19, 2013

This supplement updates information in, and should be read in conjunction with, the Prospectus dated December 19, 2013. It should be read in its entirety and kept together with your Prospectus for future reference. You can obtain a copy of the December 19, 2013 Prospectus by writing to Metropolitan Life Insurance Company, 4700 Westown Parkway, Ste. 200, West Des Moines, Iowa 50266.

Certain terms used in this supplement have special meanings. If a term is not defined in this supplement, it has the meaning given to it in the applicable Prospectus.

1. Replace the definition of “General Account” under “Special Terms” with the following:

Comprised of the Company’s assets, other than assets in its Separate Account and any other separate accounts it may maintain.

2. Add the following as the second paragraph after “Cash Values” on page 8:

Section 403(b) Collateralized Loans

If Your employer’s Plan and Gold Track Select Contract permits loans, such loans will be made only from any Registered Fixed Account Option value and only up to certain limits. In that case, We credit Your Registered Fixed Account Option value up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate We charge for the loan. The Code and applicable income tax regulations limit the amount that may be borrowed from Your Contract and all of Your employer Plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a proscribed term. Your employer’s Plan and Contract will indicate whether loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of Your loan agreement and federal tax law could have adverse tax consequences. Consult Your tax adviser and read Your loan agreement and Contract prior to taking any loan.

3. Add the following as the fourth paragraph under “Distribution of the Contracts”:

On February 29, 2016, MetLife, Inc. and Massachusetts Mutual Life Insurance Company (MassMutual) announced they have entered into a definitive agreement for the acquisition by MassMutual of MetLife Securities. The transaction is expected to close by mid-2016, and is subject to certain closing conditions, including regulatory approval. As a result of the transaction, MSI will no longer be affiliated with Metropolitan Life Insurance Company.

This supplement should be read and retained for future reference.

200 Park Avenue

New York, NY 10166